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                      April 27, 2023

       Derrick Walsh
       Executive Vice President and Chief Financial Officer
       Axos Financial, Inc.
       9205 West Russell Road
       Suite 400
       Las Vegas, NV 89148

                                                        Re: Axos Financial,
Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            File No. 001-37709

       Dear Derrick Walsh:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance